

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Sean Woolverton
Chief Executive Officer and Director
Silverbow Resources, Inc.
920 Memorial City Way
Suite 850
Houston, TX 77024

> **Re: Silverbow Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 13, 2022**
> **File No. 333-264936**

Dear Mr. Woolverton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary Holmes, Esq.